SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	August 22, 2006 at 9.05 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso upgrades and expands its sawmilling operations in Russia

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso is investing EUR 31.5 million in its Nebolchi Sawmill and EUR 12.5 million in its Impilahti Sawmill. These investments will enhance the competitiveness of Stora Enso’s sawmilling business and wood procurement in Russia. Impilahti sawmill started operations in 2003 and Nebolchi in 2004 producing fresh sawn timber. The investments will upgrade the sawmills to manufacture products with added value. The investments will also improve access to the fast-growing building material markets in Russia.

At Nebolchi Sawmill the investment will allow all the output to be kiln dried and 100 000 m3 per year of new on-line planing capacity to be targeted at the European and Russian do-it-yourself (DIY) markets. The production capacity of the sawing line will be almost doubled to 220 000 m3 per year. This project will start by the end of this year and is scheduled to be completed during the first quarter of 2008. The number of employees is expected to increase by 57.

At Impilahti Sawmill kiln drying facilities will be added and production capacity increased slightly to 140 000 m3 per year. This project will start during autumn this year and is scheduled to be completed during the third quarter of 2007. The number of employees is expected to increase by 11.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel